Sun Life Financial Announces Conversion Privilege of Class A Non-Cumulative Rate Reset Preferred Shares Series 8R

TORONTO, ON - (May 13, 2015) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life Financial") today announced that it does not intend to exercise its right to redeem its currently outstanding Class A Non-Cumulative Rate Reset Preferred Shares Series 8R (the "Series 8R Shares") on June 30, 2015. As a result, subject to certain conditions, the holders of Series 8R Shares have the right to convert all or part of their Series 8R Shares on a one-for-one basis into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR of Sun Life Financial (the "Series 9QR Shares") on June 30, 2015. Holders of Series 8R Shares who do not exercise their right to convert their Series 8R Shares into Series 9QR Shares on such date will retain their Series 8R Shares.

The foregoing conversions are subject to the conditions that: (i) if Sun Life Financial determines that there would be less than one million Series 8R Shares outstanding after June 30, 2015, then all remaining Series 8R Shares will automatically be converted into Series 9QR Shares on a one-for-one basis on June 30, 2015, and (ii) alternatively, if Sun Life Financial determines that there would be less than one million Series 9QR Shares outstanding after June 30, 2015, no Series 8R Shares will be converted into Series 9QR Shares. In either case, Sun Life Financial will give a written notice to that effect to any registered holder affected by the preceeding minimums on or before Monday, June 22, 2015.

The dividend rate applicable to the Series 8R Shares for the five-year period commencing on June 30, 2015 and ending on June 29, 2020, and the dividend rate applicable to the Series 9QR Shares for the three-month period commencing on June 30, 2015 and ending on September 29, 2015, will be determined on Monday, June 1, 2015 and will be announced in a news release on Monday, June 1, 2015.

Beneficial owners of Series 8R Shares who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions in order to ensure that they meet the deadline to exercise such right, which is 5:00 p.m. (ET) on Monday, June 15, 2015.

Subject to regulatory approval, Sun Life Financial may redeem the Series 8R Shares and the Series 9QR Shares in whole or in part on June 30, 2020 and on the 30th of June in every fifth year thereafter.

An application will be made to list the Series 9QR Shares on the Toronto Stock Exchange.

The Series 8R Shares and the Series 9QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United Sates.

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2015, the Sun Life Financial group of companies had total assets under management of $813 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars except as otherwise noted.

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Media Relations Contact:

Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:

Greg Dilworth
Vice-President
Investor Relations
T. 416-979-4198
investor.relations@sunlife.com